FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 19 January 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Thursday 19 January 2017, London UK - LSE Announcement

Abbas Hussain to leave GSK

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that Abbas Hussain, President, Global Pharmaceuticals has decided to leave the company. He has agreed with GSK that he will leave the company later this year.

Abbas joined GSK in 2008 and has held roles of increasing responsibility within the company's pharmaceutical business. He is a member of GSK's executive team and a board member of ViiV Healthcare.

Under his leadership, pharmaceutical and vaccine commercial performance in the US and European businesses has significantly improved, and the company has delivered a series of successful new product launches. At the last reported quarter, new pharmaceutical sales represented 25% of total pharmaceutical sales.

He has also built the world's leading emerging markets pharmaceuticals business by volume, and implemented a flexible approach to pricing across developing countries, helping GSK top the Access to Medicine Index each time since its 2008 launch.

Abbas successfully led the implementation of GSK's new commercial operating model across more than 100 countries, bringing increased transparency to GSK's interactions with healthcare professionals.

Sir Andrew Witty, CEO, GSK commented, "In his time at GSK Abbas has proven himself to be one of the most talented and authentic leaders in the healthcare industry. I am personally grateful for his tremendous energy and support as a member of our executive team. Succession processes are challenging for everyone involved and, unfortunately, it is rare that all of those involved stay with the company. I wish him well in his future and thank him for the significant contribution he has made to GSK and the lives of many patients around the world."

-Ends-

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Anna Carruth	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5557	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Inside information
The information contained in this announcement is inside information. If you have any queries on this, then please contact Victoria Whyte GSK Company Secretary (responsible for arranging the release of this announcement) at GSK House Brentford, Middlesex, TW8 9GS on +44 208 047 5000.

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2015.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: January 19, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc